SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2007
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐          No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐          No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes  ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
Exhibit Index
EX-4.1

Telvent Canada credit agreement amendment (availability amendment) with LaSalle Business Credit
     On October 18, 2007, our subsidiary Telvent Canada Ltd. (“Telvent Canada”) entered into an agreement to amend its credit agreement, dated May 2, 2003, with ABN AMRO Bank N.V. (formerly known as LaSalle Commercial Lending, a division of ABN AMRO Bank N.V. Canada Branch). The credit agreement was amended to temporarily increase the amount available under Facility A to U.S. $5 million for a period of 30 days from October 18, 2007. The credit agreement is described in our Form 20-F filed March 30, 2007.
     The credit agreement amendment (availability amendment), dated October 18, 2007, is attached hereto as Exhibit 4.1.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Manuel Sánchez
	Name:	Manuel Sánchez
	Title:	Chief Executive Officer

Date: October 24, 2007

Exhibit Index
The following exhibit has been furnished as part of this Form 6-K.

Exhibit	Description

4.1	Credit Agreement Amendment (Availability Amendment), dated October 18, 2007, between Telvent Canada Ltd. and ABN AMRO Bank N.V.